

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2011

<u>Via Email</u>
Jerome R. Mahoney
President and Chief Executive Officer
iVoice, Inc.
750 Highway 34
Matawan, NJ 07747

      Re: iVoice, Inc.
              Revised Preliminary Information Statement on Schedule 14C
              Filed June 23, 2011
              File No. 000-29341

Dear Mr. Mahoney:

We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 10, 2011.

<u>Merger of Hydra Fuel Cell Corporation Into iVoice, Inc.</u>

1.   We have reviewed your response to prior comment 3 and continue to believe that financial statements and related disclosure is required in your filing. Please revise accordingly.

2.   We note that your revised disclosure in response to prior comment 2 still does not address all of the requirements in Item 14(b) of Schedule 14A, applicable to you pursuant to Item 1 of Schedule 14C. For example, you state that you used advisors to explore potential sources of financing and other strategic alternatives, but do not explain whether any of these advisors provided reports, opinions, or appraisals in connection with this transaction or the strategic alternatives that were explored. Further, you state that there were further discussions between Hydra and iVoice after November 2010 but do not discuss the nature of those communications or the parties involved in those discussions. Please revise to provide a reasonably detailed discussion of the background of the merger.

3.   We note your response to prior comment 4 regarding the business of Hydra Fuel
        Cell Corporation. Please expand your disclosure to explain whether Hydra has a
        marketable product and the current status of Hydra's business operations. You
        state that Hydra has developed a mass producible hydrogen fuel cell but it appears
        that Hydra has not generated any revenue.

4.   We also note your response to prior comment 4 regarding your new directors and
        executive officers. Please provide chronologically complete information
        regarding the employment history during the past five years for each of your new
        executive officers and directors. In this regard, it is unclear how long Robert Farr
        was the principal of Creative Equity Strategies and when James Twedt served as
        President and CEO of Hydra Fuel Cell Corp.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions
regarding comments on the financial statements and related matters. Please address
questions regarding all other comments to Jan Woo, Attorney-Advisor, at
(202) 551-3453. If you require further assistance you may contact me at (202) 551-3457.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via Email
        Lawrence A. Muenz, Esq.
        Meritz & Muenz LLP